DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm[redacted]
E-mail : media.re[redacted]

DSM

42E

Heerlen (NL), 29 September 2006

DSM strengthens position in weight management by acquiring Lipid Technologies Provider AB

SUPPL

Royal DSM N.V. announces the acquisition of Lipid Technologies Provider AB (LTP), a Swedish company with a technology platform based on formulated lipids. LTP develops lipid delivery systems for functional foods (including dietary supplements) and pharmaceuticals, using lipids extracted from natural resources such as oat oil. LTP's main product is a satiety ingredient branded Olibra® which, according to substantiated evidence, has the effect of reducing calorie intake. In the area of weight management, satiety products are gaining in importance. Eating healthier and less is increasingly seen as a natural and credible way to manage weight.

"The acquisition of Lipid Technologies Provider fits seamlessly with DSM's strategic drive, Vision 2010 – Building on Strengths, *in which we focus on market driven growth and innovation, with nutrition being one of the main areas,"* says Feike Sijbesma, member of DSM's Managing Board.

Rob van Leen, DSM's Chief Innovation Officer: *"LTP and DSM are already researching new products and solutions in the area of weight management. This step, in combination with DSM's other activities in this market, lays a broad foundation to create more innovative products that help consumers in changing their lifestyle towards a sustainably healthier life."*

DSM Venturing invested in LTP in September 2003 and gained 27% ownership over time. Mid 2005 DSM Food Specialties entered into a global Marketing and Sales agreement with LTP, which gave DSM the exclusive right to market Olibra® (branded Fabuless™ by DSM) in the dairy foods market. In line with the company's ambition to further grow in innovative health ingredients and build leadership in the area of weight management, it was a natural step for DSM to acquire the remaining shares of LTP, at a purchase price of EUR 18 million. Moreover, LTP's technology platform will support future opportunities for new applications, including outside weight management. DSM Venturing's LTP investment is considered as a 'proof-of-principle' of the added value of corporate venturing to DSM's open innovation strategy.

Fabuless™ / Olibra® is a revolutionary weight management ingredient. Using the concept of satiety – the body's natural appetite control mechanism – it helps consumers manage their food intake, and hence makes weight management that little bit easier. Its patent-protected combination of oat oil and palm oil (both naturally occurring dietary lipids) is thought to give a satiety feeling lasting for hours after a meal.

What makes Fabuless™ / Olibra® unique is that it is clinically proven to reduce calorie intake. So far, four positive studies on Fabuless™ / Olibra® have already been published.

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Fabuless™ offers food manufacturers the ability to add a new health dimension to their products. Products containing Fabuless™ help consumers reduce their calorie intake without the efforts or sacrifices usually involved when dieting or eating slimming products.

The first dairy product containing Fabuless™ – Action Calorie Control – was launched onto the Italian market in August 2005. In April this year, the largest Portuguese dairy company (Lactogal) launched a Fabuless™containing product called AdagioVersus as part of its Adagio range of healthy dairy concepts.

In addition, LTP has been very successful in introducing this innovative ingredient in the food supplements industry, where it is sold in individual cups, to be added to a meal by the consumers themselves. This concept has been introduced in a large number of countries, including the USA (under the brand name Reduce), France and Spain (Slim 10/10) and Scandinavia (ProAim).

LTP's current total annual sales amount to approximately EUR 5 million.

DSM Food Specialties
DSM Food Specialties is a leading producer of value-added ingredient solutions for the international food and beverage industries. With 1,400 employees active in 25 locations worldwide, DSM Food Specialties is a truly global player. More information about DSM Food Specialties can be found at www.dsmfoodspecialties.com. For more information on Fabuless™ visit www.resisttemptation.com.

DSM Venturing
DSM Venturing is an active investor in start-up companies and Venture Capital Funds in the fields of Nutrition, Pharma and Performance Materials. DSM Venturing's mission is to explore emerging markets and technologies in order to enhance DSM's product portfolio and create value. For more information about DSM Venturing see www.dsm-venturing.com.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (45) 5782035
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.